Mail Stop 6010	December 6, 2005

Mr. Stanley C. Erck
Chief Executive Officer
Iomai Corporation
20 Firstfield Road, Suite 250
Gaithersburg, Maryland 20878

Re:	Iomai Corporation
      Amendment No. 2 to Registration Statement on Form S-1
Filed November 14, 2005
File No. 333-128765

Dear Mr. Erck:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to comment 8. Please move the discussion of the potential disadvantages of your products to immediately follow the discussion of the potential advantages.

2. The discussions of your product candidates and products in preclinical development are unclear. Please make the following clarifications throughout your filing:

* Clarify whether the needle-free flu vaccine will use flu antigens and an adjuvant that are FDA approved. If this product candidate uses antigens and an adjuvant that you are hoping to get FDA approval for, then please revise to clarify that you are hoping to obtain FDA approval for the antigens and adjuvant as well as the patch as a delivery system

* Does the IS patch for elderly receiving flu vaccines contain an adjuvant that has already received FDA approval? If it contains an adjuvant that does not yet have FDA approval and you are hoping to obtain FDA approval, please revise to clarify.

* Does the needle-free travelers` diarrhea patch contain a vaccine that is already FDA approved or are you developing the vaccine as well as the patch as a delivery system

* We note you are in preclinical development for an IS patch for pandemic flu. Clarify whether you developing a vaccine or just the delivery system. If you are only developing the delivery system, then clarify that there is not yet a vaccine for pandemic flu that has received FDA approval and clarify whether your patch would have to be retested on humans once a vaccine received FDA approval.

3. If you are attempting to obtain FDA approval for the delivery system, and not the antigens and adjuvants that will be used with the patch, clarify whether the FDA approval process differs from the process of obtaining FDA approval for the antigens and adjuvants and clearly explain the process.

Use of Proceeds, page 27

4. We note your response to comment 19. However, the reason for the discrepancy is still unclear. Please provide us with a reconciliation of the amounts needed to complete clinical trials as presented in your "Use of Proceeds" and the amounts needed to complete clinical trials as presented in "Management`s Discussion and
Analysis of Financial Condition and Results of Operations." It may be helpful to explain your meaning of the term "third-party clinical costs."


Management`s Discussion and Analysis of Financial Conditions and
Results of Operation

Results of Operations, page 37

5. We note your response to our prior comment 21. The increase in general and administrative expenses during the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 was only $100,000. Do the reasons you indicate for the increase relate to the $100,000, or are there other material general and administrative expenses that decreased, offsetting the $100,000 increase.

Business, page 47

6. Please disclose the aggregate milestone payments payable under your agreement with Dow.

7. We note your agreement with Dow requires you to pay "time-based fees." Please revise to quantify these fees.

8. We note your response to comment 29. Please provide us with more information about this collaboration. Was the pharmaceutical company merely supplying the flu antigen for the clinical trial? If so, it would appear that this was merely a supply agreement as opposed to collaboration. Please explain.

Underwriting

9. We note your response to our prior comment 43 that you will comply with Rule 433 if you conduct an electronic roadshow after December 1,
2005. Please advise us of whether you plan to conduct such an electronic roadshow and how you intend to comply with Rule 433.


Index to Financial Statements, page F-1

Notes to Financial Statements, page F-8

2. Significant Accounting Policies, page F-8

Stock-based Compensation, page F-12

10. Please tell us whether the repriced options, noted in your response to prior comment 47, were accounted for as variable, in accordance with paragraph 39 of FIN 44. If so, please explain how this would not have resulted in the amounts reported in net loss since 2003 being different than the total expense for all awards, determined under the fair value based method. In addition, please disclose the repricing of and your accounting for these options.

4.  Elan Restructuring, page F-16

Restructuring Agreement, page F-18

11. As it is still unclear from your response to prior comment 52, please clarify why the estimated fair value of the convertible notes and accrued interest was significantly less than their carrying value. In so doing, please clarify why their fair value appears to have been solely based on the fair value of the common stock into which it would be convertible, especially as your response to prior comment 50 suggests that the notes were not yet convertible. In this regard, please explain why their fair value does not appear to have considered: (a) the amount at which a willing party would have bought the convertible notes and accrued interest or (b) the present value of the cash flows underlying the convertible notes and accrued interest, as both are contemplated by CON 7.

8.  Stockholders` Deficit, page F-23

Stock Options, page F-23

12. We have the following comments on your responses to prior comments 53 and 54:



a. As we had requested, please disclose the information requested by prior comment 53 or tell us where you have disclosed this information. Once you disclose or later revise an estimated IPO price, please ensure that you disclose the significant factors contributing to the difference between the fair value of the common stock as of the date of each grant and the estimated IPO price. Until then, please provide us an analysis of these factors, as if an update of the anticipated price you provided in response to prior comment 26 was the estimated IPO price.

b. Based on your response to prior comment 53 and your disclosures, it appears that the last sale of your stock occurred in June 2004, when you sold shares of Series C preferred stock at $0.4421 per share. As you appear to believe that the fair value of your comment stock remained at $0.07 per share between then and July 29, 2005, please provide us with the analysis you performed in June 2004 to arrive at the $0.07 per share (or 84% less than the price of the Series C) and each analyses that you subsequently performed through
July 29, 2005, with as much quantification as was performed. Please clearly indicate when each of these subsequent analyses were contemporaneously performed, as represented in your response to prior comment 54. In addition, please demonstrate how each of these analyses considered any intervening changes in each of the seven factors disclosed on page F-24 and any other factors that you believed appropriate when determining the fair market value of your stock. Furthermore, please illustrate how each analysis considered the likelihood of ultimately completing an IPO.

c. Please elaborate on why the fair value of your common stock increased from $0.07 to $0.22 per share between July 29 and August 30, 2005, respectively. In so doing, please:

i. Provide us the analysis you performed to arrive at the $0.22 per share, with as much quantification as was performed.

ii. Demonstrate how that analysis considered any changes in each of the seven factors disclosed on page F-24 and any other factors that you believed appropriate when determining the fair market value of your stock.

iii. Illustrate how each of the events described in the penultimate paragraph of your response to prior comment 53 was reflected in that analysis.

iv. Elaborate on the "positive trends in the public capital market for life sciences companies" and clarify when they commenced; if they commenced prior to July 29, 2005, tell us why this did not appear to previously affect the fair value of your stock.

v. Describe why, after you had interviewed and begun negotiations with potential investment banks, you appear to have believed that the likelihood of completing an IPO without a collaboration would have been less than 50%.

vi. Explain how the likelihood of completing an IPO was affected by you and the potential collaborator reaching "the outline of a non-binding agreement on the economic terms of a potential deal".

vii. Tell us the extent to which you quantitatively weighed the probability of completing or not completing an IPO and the fair value of your stock under each scenario.

d. In light of the events described in the last paragraph of your response to prior comment 53, please provide us with the analysis you performed in concluding that the fair value of your common stock did not change between August 30 and September 29, 2005. In so doing, please:

i. Demonstrate how that analysis considered any changes in each of the seven factors disclosed on page F-24 and any other factors that you believed appropriate when determining the fair market value of your stock. Illustrate how it considered the likelihood of completing an IPO.

ii. Tell us how your analysis considered the September 22, 2005 confirmation "from the potential partner that it was interested in moving ahead with drafting documents based on the deal as outlined in the August meeting".

iii. Elaborate on how not filing your registration statement apparently put you in a position where you could not "gauge the likelihood of success of" a potential IPO. Tell us what you concluded about this likelihood when you filed the registration statement on October 3, 2005, just two business days after September
29, 2005.



13. As it is was unclear from your response to prior comment 55, please tell us whether the price observations of the small-capitalization public life science companies were of an appropriate period following them going public, as per paragraph 277 of SFAS 123.
In addition, please tell us how that period was consistent with the expected option lives, as contemplated by paragraph 285(a) of SFAS
123. Finally, as we had requested, please illustrate how your calculation of estimated volatility was consistent with Appendix F of
SFAS 123.



*	*	*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tabatha Akins at (202) 551-3658 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.


								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Paul M. Kinsella, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624

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Mr. Stanley C. Erck
December 6, 2005
Page 8